Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated unaudited

interim financial statements

at September 30, 2017

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders
Nexa Resources S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Nexa Resources S.A. and its subsidiaries as of September 30, 2017, and the related condensed consolidated statements of income, comprehensive income, shareholder’s’ equity and cash flow for the three-month and nine-month periods ended September 30, 2017 and September 30, 2016. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standard Board.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the combined consolidated balance sheet as of December 31, 2016 and of cash flows for the year then ended (not presented herein), and in our report dated August 10, 2017, except for the revision mentioned in note 2.1.1 and the common control transaction described in note 37(d), as to which the date is September 19, 2017, and except for the earnings per share calculation presented in note 36, the subsequent events regarding the Share premium payments and capital conversion described in note 37(f) and the name change described in note 37(g), as to which the date is October 09, 2017, we expressed an unqualified opinion on those combined consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

This report is intended solely for the information and use of the Board of Directors and Management of Nexa Resources S.A. and is not intended to be and should not be used by anyone than these specified parties.

Curitiba, November 9, 2017

PricewaterhouseCoopers
Auditores Independentes

2

PricewaterhouseCoopers, At. Dr. Carlos de Carvalho 417, 10[0], Curitiba, PR, Brasil, 80410-180, Caixa Postal 699,
T: (41)3883-1600, www.pwc.com/br

Contents

Condensed consolidated unaudited interim financial statements – Nine and three months ended September 30, 2017

Condensed consolidated unaudited interim balance sheet	4
Condensed consolidated unaudited interim income statement.	5
Condensed consolidated unaudited interim statement of comprehensive income (loss)	6
Condensed consolidated unaudited interim statement of changes in stockholder’s equity	7
Condensed consolidated unaudited interim statement of cash flows	8

1	General information	9
2	Summary of significant accounting policies	11
3	Changes in accounting policies and disclosure	12
4	Critical accounting estimates and judgments	14
5	Financial risk management	14
6	Financial instruments by category	18
7	Related parties	19
8	Property, plant and equipment	21
9	Intangible assets	21
10	Loans and financing	22
11	Current and deferred taxes on income	25
12	Provisions	26
13	Equity	27
14	Net revenue from products sold	28
15	Expenses by nature	28
16	Other operating expenses, net	28
17	Net financial results	28
18	Information by business segment and geographic area	29
19	Subsequent events	32

Nexa Resources S.A.

Condensed consolidated unaudited interim balance sheet

All amounts in thousands of dollars

Assets	Note	September 30, 2017	December 31, 2016	Liabilities and shareholders’ equity	Note	September 30, 2017	December 31, 2016

Current assets				Current liabilities
Cash and cash equivalents		910,663	915,576	Loans and financing	10	47,553	62,601
Financial investments		163,848	116,957	Derivative financial instruments	5 (b)	14,642	37,458
Derivative financial instruments	5 (b)	11,883	20,740	Trade payables		304,428	282,241
Trade accounts receivable		154,712	120,062	Confirming payable		62,950	102,287
Inventory		286,634	291,768	Salaries and payroll charges		71,106	70,022
Taxes recoverable		81,421	102,996	Taxes payable		43,212	29,848
Other assets		31,672	21,896	Advances from customers		1,479	2,894
		1,640,833	1,589,995	Use of public assets		1,717	1,663
				Dividends payable	7	62,063	7,185
Assets held for sale		-	252	Related parties	7	109,727	222,917
				Provisions	12	19,503	-
		1,640,833	1,590,247	Deferred revenue		30,503	37,980
				Other liabilities		12,048	18,777
Non-current assets						780,931	875,873
Financial investments		2,808	2,541	Non-current liabilities
Derivative financial instruments	5 (b)	3,373	-	Loans and financing	10	1,390,739	1,084,956
Related parties	7	1,062	400,798	Derivative financial instruments	5 (b)	2,937	-
Judicial deposits	12 (b)	13,983	14,160	Related parties	7	6,314	7,596
Deferred taxes	11 (b)	219,117	221,304	Provisions	12	311,686	296,879
Taxes recoverable		30,692	26,736	Use of public assets		23,475	24,257
Other assets		29,009	21,010	Deferred taxes	11 (b)	326,838	328,608
Investments in associates		331	323	Deferred revenue		198,249	212,020
Property, plant and equipment	8	2,007,909	1,978,462	Other liabilities		6,532	4,228
Intangible assets	9	1,848,734	1,903,152			2,266,770	1,958,544
		4,157,018	4,568,486
				Total liabilities		3,047,701	2,834,417

				Shareholders’ equity
				Capital		541,416	1,041,416
				Share premium		559,228	339,228
				Reserves		1,303,624	1,678,456
				Cumulative deficit		(27,157)	(138,043)
				Accumulated other comprehensive loss		(70,881)	(73,085)
				Total equity attributable to owners of the parent		2,306,230	2,847,972

				Non-controlling interests		443,920	476,344

						2,750,150	3,324,316

Total assets		5,797,851	6,158,733	Total liabilities and shareholders’ equity		5,797,851	6,158,733

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated unaudited interim income statement

Periods ended September 30

All amounts in thousands of dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net revenue from products sold	14	625,805	522,914	1,712,783	1,386,449
Cost of products sold	15	(429,650)	(363,544)	(1,198,468)	(1,013,303)
Gross profit		196,155	159,370	514,315	373,146

Operating expenses
Selling	15	(22,450)	(23,967)	(64,691)	(68,137)
General and administrative	15	(37,034)	(35,852)	(110,260)	(82,713)
Other operating expenses, net	16	(40,920)	(17,208)	(90,075)	(52,397)
		(100,404)	(77,027)	(265,026)	(203,247)
Operating profit before equity results		95,751	82,343	249,289	169,899

Net financial results	17
Financial income		4,224	7,423	25,098	20,208
Financial expenses		(29,657)	(18,862)	(81,090)	(53,543)
Foreign exchange gains (losses), net		51,200	(10,151)	15,849	123,626
		25,767	(21,590)	(40,143)	90,291

Results of investees
Share in the results of associates		-	-	(10)	(158)
Profit before taxation		121,518	60,753	209,136	260,032

Income tax
Current		(25,369)	(19,669)	(64,908)	(50,736)
Deferred		(15,160)	7,292	(2,940)	(21,785)
Net income for the period		80,989	48,376	141,288	187,511
Net income attributable to the owners of the parent		69,695	38,337	114,667	167,973
Net income attributable to non-controlling interests		11,294	10,039	26,621	19,538
Net income for the period		80,989	48,376	141,288	187,511

Avarage number of shares - thousand	13 (b)	112,821	112,821	112,821	70,163
Basic and diluted earnings per share - US$	13 (b)	0.72	0.43	1.25	2.67

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated unaudited interim statement of comprehensive income

Periods ended September 30

All amounts in thousands of dollars

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net income for the period	80,989	48,376	141,288	187,511

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the statement of operations
Operating cash flow hedge accounting	1,862	(18,294)	10,742	(22,789)
Currency translation of foreign subsidiaries	(4,303)	(5,053)	(10,449)	33,493
	(2,441)	(23,347)	293	10,704

Total comprehensive income for the period	78,548	25,029	141,581	198,215
Comprehensive income attributable to the owners of the parent:
Comprehensive income attributable to the owners of the parent	66,984	14,066	116,871	178,279
Comprehensive income attributable to non-controlling interests	11,564	10,963	24,710	19,936
	78,548	25,029	141,581	198,215

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated unaudited interim statement of changes in stockholder’s equity

Periods ended September 30

All amounts in thousands of dollars

	Note	Capital	Share premium	Reserves	Cumulative deficit	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total shareholders equity
At January 1, 2016		1,280,505		1,616,158	(230,167)	(81,117)	2,585,379	943,096	3,528,475
Total comprehensive income for the period
Net income for the period		-	-	-	167,973	-	167,973	19,538	187,511
Components of comprehensive income		-	-	-	-	10,306	10,306	398	10,704
Total comprehensive income		-	-	-	167,973	10,306	178,279	19,936	198,215

Total contributions by and distributions to shareholders
Decrease in non-controlling interests - VILA		-	-	(6,819)	-	-	(6,819)	-	(6,819)
Dividend distribution		-	-	-	-	-	-	(6,714)	(6,714)
Decrease in non-controlling interests - Atacocha		-	-	-	-	-	-	(2,635)	(2,635)
Equity transaction of interest increase - Milpo		-	-	253,331	-	-	253,331	(423,994)	(170,663)
Capital increase		110,911	59,159	-	-	-	170,070	-	170,070
Constitution of share premium		(350,000)	350,000	-	-	-	-	-	-
Reimbursement of share premium		-	(69,931)	-	-	-	(69,931)	-	(69,931)
Put option of shares		-	-	(170,070)	-	-	(170,070)	-	(170,070)
Repurchase of own shares - Milpo		-	-		(52)	-	(52)	(33)	(85)
Cancellation of the loan due by VMZ to VSA		-	-	15,717	-	-	15,717	-	15,717
Energy Assets compensation		-	-	(39,492)	-	-	(39,492)	-	(39,492)
Total contributions by and distributions to shareholders		(239,089)	339,228	52,667	(52)	-	152,754	(433,376)	(280,622)
At September 30, 2016		1,041,416	339,228	1,668,825	(62,246)	(70,811)	2,916,412	529,656	3,446,068

At January 1, 2017		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316
Total comprehensive income for the period
Net income for the period		-	-	-	114,667	-	114,667	26,621	141,288
Components of comprehensive income		-	-	-	-	2,204	2,204	(1,911)	293
Total comprehensive income		-	-	-	114,667	2,204	116,871	24,710	141,581

Total contributions by and distributions to shareholders
Reversion of Put Option	1 (v)	-	-	173,734	-	-	173,734	-	173,734
Energy assets retention	1 (vi)	-	-	(87,711)	-	-	(87,711)	-	(87,711)
Purchase of Pollarix	1 (vi)	-	-	(81,615)	-	-	(81,615)	-	(81,615)
Constitution of share premium	1 (iv)	(500,000)	500,000	-	-	-	-	-	-
Reimbursement of share premium	1 (iv)	-	(280,000)	-	-	-	(280,000)	-	(280,000)
Decrease in non-controlling interests - VILA	1 (i)	-	-	(374,108)	-	-	(374,108)	-	(374,108)
Decrease in non-controlling interests - VMZ	1 (vii)	-	-	(7,193)	-	-	(7,193)	-	(7,193)
Increase in participation in associates	1 (viii)	-	-	2,061	-	-	2,061	(2,061)	-
Dividend distribution		-	-	-	(3,781)	-	(3,781)	(55,073)	(58,854)
Total contributions by and distributions to shareholders		(500,000)	220,000	(374,832)	(3,781)	-	(658,613)	(57,134)	(715,747)
At September 30, 2017		541,416	559,228	1,303,624	(27,157)	(70,881)	2,306,230	443,920	2,750,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated unaudited interim statement of cash flows

Periods ended September 30

All amounts in thousands of dollars

		Three-month period ended		Nine-month period ended
	Note	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Cash flow from operating activities

Profit before taxation		121,518	60,753	209,136	260,032

Adjustments to reconcile profit to cash
Interest, monetary update and exchange variations		27,762	(31,789)	72,051	(154,453)
Share in the results of investees		-	-	10	158
Depreciation, amortization	8 and 9	65,160	71,240	200,350	207,354
Loss on sale of property, plant & equipment and intangible assets	16	2,602	373	3,314	738
Gain (loss) on sale of investment	16	394	21	(4,588)	(388)
(Reversal of) impairment of property, plant and equipment	8	-	-	-	(309)
Provisions		(6,264)	(3,169)	17,631	12,402

Decrease (increase) in assets
Trade accounts receivable		(24,003)	(10,970)	(34,044)	(37,534)
Inventory		(12,936)	(6,805)	11,621	(57,877)
Other taxes recoverable		(1,611)	19,081	17,619	22,983
Other assets		(1,782)	10,789	(14,335)	24,249
Increase (decrease) in liabilities
Trade payables		33,611	(60,738)	22,187	(12,904)
Confirming payable		(42,029)	6,920	(40,070)	(3,031)
Salaries and payroll charges		17,863	15,469	1,084	28,273
Taxes payable		604	(8,708)	11,186	(13,022)
Deferred revenue		(9,879)	-	(27,443)	-
Accounts payable and other liabilities		(12,178)	(13,788)	(31,904)	8,933

Interest paid		(13,574)	(7,995)	(35,294)	(25,946)
Income tax paid		(15,024)	(8,961)	(62,730)	(28,337)
Net cash provided by operating activities		130,234	31,721	315,781	231,320

Cash flow from investing activities
Financial investments		35,795	(195,093)	(31,290)	(217,164)
Acquisitions of intangibles assets, property, plant and equipment	8 and 9	(45,088)	(32,763)	(130,740)	(114,578)
Advanced paid for Pollarix acquisition	1(vi)	-	-	(59,549)	-
Increase interest in subsidiaries		-	-	-	(170,663)
Proceeds from sale of non-current assets		5,029	140	11,370	140
Net cash used in investing activities		(4,264)	(227,716)	(210,209)	(502,265)

Cash flow from financing activities
New loans and financing	10	43,041	5,894	800,562	145,330
Payments of loans and financing	10	(21,351)	(11,201)	(527,157)	(164,063)
Dividends paid		(45,010)	-	(48,597)	(53,024)
Reimbursement share premium	1 (iv)	(140,000)	-	(280,000)	(41,558)
Capital increase and share premium		-	-	-	170,070
Energy assets compensation payment	1 (iii)	-	-	(55,380)	-
Net cash provided (used) in financing activities		(163,320)	(5,307)	(110,572)	56,755

Effects of exchange rates on cash and cash equivalents		(302)	1,891	87	1,525

Decrease in cash and cash equivalents		(37,652)	(199,411)	(4,913)	(212,665)
Cash and cash equivalents at the beginning of the period		948,315	608,161	915,576	621,415
Cash and cash equivalents at the end of the period		910,663	408,750	910,663	408,750

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

1                               General information

Nexa Resources S.A. (“NEXA” or the “Company”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Nexa’s headquarters are located in the city of Luxembourg, in the Grand Duchy of Luxembourg.

On September 25, 2017, the corporate name of the Company, formerly known as VM Holding S.A. changed to Nexa Resources S.A..

NEXA’s controlling shareholder is Votorantim S.A. (“VSA”), a Brazilian privately owned industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

Nexa Resources S.A. is a metals and mining company mainly engaged in zinc content production, and whose product portfolio also includes copper, lead, silver and gold. NEXA’s mining and smelting presence is located in Brazil, conducted by Votorantim Metais Zinco S.A. (“VMZ”), and in Peru, conducted by Compañia Minera Milpo S.A.A (“Milpo”) and Votorantim Metais – Cajamarquilla S.A (“CJM”). The information by segment is presented in note 18.

Main transactions for the nine months-period ended September 30, 2017

(i)                          Transfer of Export Prepayment

On February 2017, Companhia Brasileira de Alumínio (“CBA”) transferred its Export Prepayments (advances received from banks to finance future exports) amounting to US$ 100,000 and US$ 290,000 to Votorantim Metais Zinco S.A., with the consent of the operation’s counterparties, Nexa Resources S.A. and Votorantim GmbH, respectively. The amount net of issuance costs is US$ 389,471.

Due to the transfer, CBA became a debtor of VMZ by an amount of US$ 389,471 (R$ 1,215,489) denominated in Brazilian Reais at February 2017. CBA’s debt, including the export pre-payment of US$ 367,417 (R$ 1,215,489) and other payables of US$ 10,244, was liquidated in June 2017 through the transfer from CBA to VMZ of property, plant and equipment amounting to US$ 2,848, intangible assets amounting to US$ 705 and 25.80% of the participation in Votorantim Investimentos Latino-Americanos S.A. (“VILA”), amounting to US$ 374,108, which impacted Equity since VILA is a fully consolidated subsidiary.  This was a non-cash transaction.

(ii)                      Bond payable

On May 4, 2017, the Company issued an aggregate principal amount of US$ 700,000 in bonds set to mature in 2027 at an interest rate of 5.375% per year. The proceeds from this offering were used to repay a portion of existing consolidated debt with banks, thereby extending the maturity of outstanding debt. These securities are guaranteed by VMZ, Milpo and CJM.

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(iii)                  Energy assets compensation payment

On May 19, 2017, VILA issued 30,179 new shares, subscribed by VMZ, amounting to R$ 129,186 thousand (US$ 39,827). The shares were fully subscribed through cash contributions.

On May 31, 2017, VILA executed a capital reduction transaction whereby it transferred cash to VSA in the amount of R$ 129,186 thousand (US$ 39,827).

On May 31, 2017, VMZ paid in cash the remaining balance of energy assets compensation to VSA in the amount of R$ 50,450 thousand (US$ 15,553).

(iv)                   Reimbursement of share premium

The Company approved the conversion of US$ 200,000 of share capital into share premium in June 2017 and the conversion of US$ 300,000 of share capital into share premium in September 2017.

The Company approved the reimbursement of share premium amounting to US$ 140,000 to the shareholders of the Company in June 2017 and paid US$ 140,000 of share premium to the shareholders of the Company in September 2017. Both payments were proportional with their participations.

(v)                       Reversion Put Option

In June 2017, a new agreement was signed between NEXA’s shareholders, and the responsibility of the put option that had been granted by the Company to the minority shareholders was transferred to Votorantim S.A., the Company’s controlling shareholder. Since Votorantim S.A. is now the grantor of the put option amounting US$ 173,734, NEXA settled the liability as of June 30, 2017 against Shareholders’ Equity. This was a non-cash transaction.

(vi)                   Energy assets

In the period from April 2016 to June 2017, the Company had a liability with its controlling shareholder VSA for the right to receive energy from their energy generation assets (the “Energy Assets”). On June 30, 2017, under the amended shareholders agreement, NEXA received all of the Energy Assets, has no further obligation with VSA to compensate for the right to receive the energy, and acquires one third of Pollarix (formerly denominated as “Holding B Company”) shares, which represents 100% of the voting shares.

Pollarix is a holding company with 20.98% interest in Campos Novos Energia S.A. (“Enercan”) (another energy producing joint operation). The remaining two thirds of Pollarix (the non-controlling shares) are held by VSA and its subsidiaries. NEXA agreed to pay to CBA the amount of US$81.6 million (R$270.0 million) for one third of Pollarix shares, of which US$ 60.0 million (R$ 197.0 million) was paid in June 2017.

The impact on NEXA condensed consolidated interim financial statements are: (a) NEXA will hold a 1/3 (one third) interest (all ordinary shares) in Pollarix S.A. and VSA and its

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

subsidiaries will hold 2/3 (two-thirds) interest (all the non-controlling shares), the latter of which have limited voting rights and are entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares, (b) VMZ will contribute the Energy Assets to Pollarix, issuing new ordinary and preferred shares, (c) VMZ will spin off all of the new issued preferred shares of Pollarix to VSA, (d) VMZ will have its capital reduced by US$ 87.7 million (R$ 290 million) paid in cash to VSA, and (e) NEXA will hold a 100% participation in VMZ and VILA, previously held by VSA. All of these transactions are considered to be under common control of VSA with a net impact in the Company’s shareholders equity. In accordance with the Company’s accounting policy for common control transaction, as the Energy Assets are consolidated retroactively, the liability with VSA from April 2016 until June 2017, has been eliminated from the condensed consolidated interim income statement and no gain or loss is recorded as a result of this transaction.

As the new arrangement has been formally approved at the general meeting of our shareholders in June 30, 2017, this common control transaction has been retroactively reflected in these combined consolidated financial statements. Additionally, the non-controlling interest participations held by VSA and its subsidiaries as of September 30, 2017 relating to Pollarix S.A. (67%), VMZ (0%) and VILA (0%) has been reflected retroactively in these condensed consolidated interim financial statements.

(vii)               Capital increase

In July 2017, the Company approved a capital increase of US$ 63,216 in its subsidiary VMZ.

(viii)           Dividend distribution

On September 19, 2017, the Board of Directors of Milpo approved a dividend payment of US$ 335,000 to its shareholders, proportional with such shareholders’ participations. US$ 58,854 paid to Milpo’s non-controlling shareholders on October 16, 2017.

2                               Summary of significant accounting policies

2.1                    Basis of preparation

(i)                          Compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. The accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(ii)                      Historical cost convention

The condensed consolidated interim financial statements have been prepared under the historical costs convention, modified for some financial assets and financial liabilities (including derivative instruments) measured at fair value through profit or loss (where applicable).

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

(iii)                  Approval of the financial statements

The Board of Directors’ meeting of xxxx xx, 2017 authorized the issuancee of these interim condensed consolidated financial statements.

2.2                    Main companies included in the consolidated condensed financial statements

	Percentage of total and voting capital
	September 30, 2017	December 31, 2016	Headquarters	Control	Activities
Campos Novos Energia S.A. - “Enercan”	20.98	20.98	Brazil	Indirect	Energy
Compañia Minera Atacocha S.A.A.	91.00	91.00	Peru	Indirect	Mining
Compañia Minera Milpo S.A.A - “Milpo”	80.23	80.23	Peru	Indirect	Mining
L.D.O.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
L.D.Q.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
L.D.R.S.P.E. Empreendimentos e Participações Ltda.	100.00	-	Brazil	Indirect	Energy
Milpo Andina Peru S.A.C.	100.00	99.99	Peru	Indirect	Mining
Milpo UK Limited	100.00	100.00	United Kingdom	Indirect	Mining
Pollarix S.A.	33.33	33.33	Brazil	Indirect	Holding
Votorantim Andina S.A. - “VASA”	99.99	99.99	Chile	Indirect	Holding
Votorantim Investimentos Latino-Americanos S.A. - “VILA”	100.00	100.00	Brazil	Indirect	Holding
Votorantim Metais Cajamarquilla S.A. - “CJM”	99.91	99.91	Peru	Direct	Smelting
Votorantim Metais Zinco - “VMZ”	100.00	100.00	Brazil	Direct	Mining / Smelting

3                               Changes in accounting policies and disclosure

(a)      Change of applicable standards beginning on January 1, 2017

There have been no changes in the accounting policies and disclosures in the nine-month period ended September 30, 2017 when compared with those applied in the year ended December 31, 2016.

No accounting standards issued after December 31, 2016 and as of the date of these condensed consolidated interim financial statements have a material effect on the Company’s financial condition or result of operations.

(b)                      New standards and interpretations not yet adopted

IFRS 9 - “Financial instruments: Recognition and measurement”

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which superseded IAS 39 – Financial Instruments: Recognition and Measurement. This new standard brings together all three aspects of accounting for financial instruments as well as classification and measurement, impairment loss and hedge accounting.

Among the amendments, the items below may have the most significant impacts:

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(I) Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets.

(II) Impairment: The new standards introduced the expected loss approach.

(III) Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis.

IFRS 9 is in process of implementation by NEXA, and an evaluation of the possible impacts resulting from the adoption of this standard has been conducted and will be completed through its effective date. The adoption of the expected loss in relation to the incurred loss approach is likely to require an increase in the provision for trade receivables since the recognition of losses will be anticipated. The finance, risks, and technology departments as well as Management are involved in the implementation process.

IFRS 9 is effective for annual periods on or after January 1, 2018, with early adoption permitted. However, the Company plans to adopt this new standard only in its effective date of its entry into force.

The Company is conducting an impact assessment for the three aspects of IFRS 9. This preliminary evaluation is based on information currently available and may be subject to change.

IFRS 15 – “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, which replaces IAS 18 Revenues and the related interpretations. IFRS 15 introduces the five-step model for revenue recognition from contract with a customer. The new standard is based on the principle that revenue is recognized when the control of a good or service to be transferred to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard shall apply for annual periods beginning on or after January 1, 2018.

The Company plans to adopt the new standard on the effective date, using the prospective adoption method. The assessment of all the impacts is in progress and can change the conclusions of the preliminary analysis mentioned. The Company plans to understand and finalize the accounting impact of IFRS 15 on the end of December 2017.

IFRS 16 - “Leases”

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases and related interpretations. The IFRS 16 set forth that in all leases with a maturity of more than 12 months, with limited exceptions, the lessee must recognize the lease liability in the balance sheet at the present value of the payments, plus cost directly allocated and at the same time that it recognizes a right of use corresponding to the asset. During the term of the lease, the lease liability is adjusted to reflect interest and payment made and the right to use is amortized, similar to the financial lease settled up in accordance with IAS 17.

The standard is effective for accounting periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has been

13 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

adopted. The Company expects to disclose its transition approach and quantitative information on its effective date.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities, but is currently evaluating impacts in the lease’s contracts of working offices and of mineral extraction activity, classified by IAS 17 as operating leases. The adoption of IFRS 16 may cause an increase in assets and liabilities presented in the combined consolidated statement of financial position.

The assessment of all the impacts is in progress and can change the conclusions of the preliminary analysis mentioned. The Company will be able to measure the effective accounting impact of IFRS 16 in December 2017.

The effects of these new or revised standards are not included in these condensed consolidated interim financial statements of the Company.

4                               Critical accounting estimates and judgments

There have been no changes in estimates and assumptions that present a significant risk and probability of causing a material adjustment to the carrying amounts of assets and liabilities for the current year, compared to those detailed in Note 4 to the latest annual consolidated financial statements.

5                               Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity risk), credit risk and liquidity risk.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2016. There have been no changes in the risk management policies and organization since year end.

(a)                       Capital management

The Company’s objectives when managing its capital structure are to ensure that the Company can consistently provide returns for shareholders and benefits for other stakeholders and to reduce the cost of capital by maintaining an optimal capital structure.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amounts of dividends paid to shareholders, return capital to shareholders, or issue new shares or sell assets to reduce debt, for example. As such, Company monitors its capital based on adjusted EBITDA ratio, which is calculated as net debt divided by annualized adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly

14 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

liquid assets and presented as follow:

	September 30, 2017	December 31, 2016

Loans and financing	1,438,292	1,147,557
Cash and cash equivalents	(910,663)	(915,576)
Derivative financial instruments	2,323	16,718
Financial investments	(166,656)	(119,498)
Net debt	363,296	129,201

Adjusted EBITDA is defined as (i) profit (loss) for the period, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment—property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA, and is presented as follow:

	Twelve month period ended September 30, 2017	Twelve month period ended December 31, 2016	1/1/2017 to 30/9/2017	1/1/2016 to 30/9/2016
Net income for the year	71,476	117,699	141,288	187,511
Plus (less):
Results of investees	10	158	10	158
Depreciation, amortization	268,030	275,034	200,350	207,354
Net financial results	40,459	(89,975)	40,143	(90,291)
Income tax	97,414	102,087	67,848	72,521
EBITDA	477,389	405,003	449,639	377,253

Exceptional items

Gains on sales of investments	(4,608)	(408)	(4,588)	(388)
Impairment of other assets	308	308
Reversal Impairment - property, plant, equipment	(670)	(979)		(309)
Adjusted EBITDA (B)	472,419	403,924	445,051	376,556

The adjusted EBITDA ratio is calculated as follows:

	September 30, 2017	December 31, 2016
Net debt	363,296	129,201
Adjusted EBITDA	472,419	403,924
Adjusted EBITDA ratio	0.77	0.32

These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, the calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining industry, so Company measures may not be comparable to those of other companies.

15 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(b)                      Derivative financial instruments

The table below summarizes the derivative financial instruments and the underlying hedged items:

Programs	Principal			Average			Fair value		Realized gain (loss)	Fair value by maturity
	September 30, 2017	December 31, 2016	As per unit	term (days)	Assets	Liabilities	September 30, 2017	December 31, 2016	September 30, 2017	2017	2018	2019	2020

Hedging instruments for the operating margin of metals
Zinc forward	1,000	10,790	ton	1		(777)	(777)	(7,110)	-	(777)	-	-	-
US dollar forward	-	8,039	thousand USD					1,784	-	-	-	-	-
							(777)	(5,326)	-	(777)	-	-	-
Hedging instruments for mismatches of quotation periods
Zinc forward	143,509	146,515	ton	11	9,589	(11,442)	(1,853)	4,471	(1,668)	(1,853)	-	-	-
Silver forward	251	-	k oz	30	29	(13)	16	-	(10)	(10)	26	-	-
							(1,837)	4,471	(1,678)	(1,864)	26	-	-
Hedging instruments for metal sales at a fixed price
Zinc forward	1,852	615	ton	49	924	-	924	369	611	671	253
							924	369	611	671	253	-	-
Hedging instruments for debt
Swap LIBOR vs. CDI	31,393	-	thousand USD	941	3,374	(4,507)	(1,133)	-	718	(535)	(1,397)	(1,689)	2,488
							(1,133)	-	718	(535)	(1,397)	(1,689)	2,488

					13,916	(16,739)	(2,823)	(486)	(349)	(2,505)	(1,118)	(1,689)	2,488

The table below summarizes the hedge accounting operations:

Programs	Principal			Average			Fair value		Realized gain (loss)	Fair value by maturity
	September 30, 2017	December 31, 2016	As per unit	term (days)	Assets	Liabilities	September 30, 2017	December 31, 2016	September 30, 2017	2017	2018

Hedge Accounting - Cash Flow Hedge
Hedging instruments for the operating margin of metals
Zinc forward	-	94,559	ton	-	-	-	-	(22,967)	-	-	-
Copper forward	-	540.00	ton	-	-	-	-	210	-	-	-
US dollar forward	-	93,467	Thousand USD	-	-	-	-	8,221	-	-	-
							-	(14,536)	-	-	-
Hedging instruments for mismatches of quotation periods
Zinc forward	34,820	43,294	ton	38	1,031	(819)	212	(1,728)	3,303	212	-
Silver forward	386	-	k oz	76	117	(21)	96	-	(41)	(12)	108
							308	(1,728)	3,262	200	108
Hedge Accounting - Fair Value Hedge
Hedging instruments for mismatches of quotation periods
Zinc forward	24,447	22,390	ton	38	192		192	32	(10,008)	192
							192	32	(10,008)	192

					1,340	(840)	500	(16,232)	(6,746)	392	108

(i)                           The hedging instruments for US dollar forward are from VMZ, a consolidated company with Brazilian reais as currency.

16 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(c)                     Fair value estimates

The carrying amounts of trade accounts receivable, less a provision for uncollectible trade receivables, and of trade accounts payable, confirming payables, advances from customers and the use of public assets approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flow at the current market interest rate.

Fair value hierarchy

The Company discloses fair value measurements based on their level of the following fair value measurement hierarchy:

•        Quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1).

•        Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•        Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). On September 30, 2017 and December 31, 2016, there were not any financial assets and liabilities carried at fair value classified as Level 3.

At September 30, 2017 and December 31, 2016 the financial assets and liabilities carried at fair value were classified as Level 1 and 2 in the fair value measurement hierarchy, see classification as follow:

		September 30, 2017
	Note	Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
		Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents		910,663	-	910,663
Financial investments		46,090	120,566	166,656
Derivative financial instruments	5(b)	-	15,256	15,256
		956,753	135,822	1,092,575

Liabilities
Loans and financing	10	1,093,734	405,877	1,499,611
Derivative financial instruments	5(b)	-	17,579	17,579
		1,093,734	423,456	1,517,190

		December 31, 2016
	Note	Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
		Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents		915,576	-	915,576
Financial investments		65,964	53,534	119,498
Derivative financial instruments	5(b)	-	20,740	20,740
		981,540	74,274	1,055,814

Liabilities
Loans and financing	10 (a)	342,156	813,721	1,155,877
Derivative financial instruments	5(b)	-	37,458	37,458
		342,156	851,179	1,193,335

17 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

6                             Financial instruments by category

		September 30, 2017
Assets per balance sheet	Note	Financial assets at amortized cost	Assets held for trading	Held-to-maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents		910,663	-	-	-	910,663
Financial investments		-	166,656	-	-	166,656
Derivative financial instruments	5(b)	-	9,318	-	5,938	15,256
Trade accounts receivable		154,712	-	-	-	154,712
Related parties	7	1,062	-	-	-	1,062
		1,066,437	175,974	-	5,938	1,248,349

			September 30, 2017
Liabilities per balance sheet		Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing		10 (a)	-	-	1,438,292	1,438,292
Derivative financial instruments		5(b)	11,808	5,771	-	17,579
Trade payables			-	-	304,428	304,428
Confirming payable			-	-	62,950	62,950
Use of public assets			-	-	25,192	25,192
Related parties		7	-	-	116,041	116,041
			11,808	5,771	1,946,903	1,964,482

		December 31, 2016
Assets per balance sheet	Note	Financial assets at amortized cost	Assets held for trading	Held-to-maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents		915,576	-	-	-	915,576
Financial investments		-	119,498	-	-	119,498
Derivative financial instruments	5(b)	-	6,649	-	14,091	20,740
Trade accounts receivable		120,062	-	-	-	120,062
Related parties	7	400,798	-	-	-	400,798
		1,436,436	126,147	-	14,091	1,576,674

		December 31, 2016
Liabilities per balance sheet	Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing	10 (a)	-	-	1,147,557	1,147,557
Derivative financial instruments	5(b)	2,564	34,894	-	37,458
Trade payables		-	-	282,241	282,241
Confirming payable		-	-	102,287	102,287
Use of public assets		-	-	25,920	25,920
Related parties	7	-	-	230,513	230,513
		2,564	34,894	1,788,518	1,825,976

18 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

7                               Related parties

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Parent
Votorantim S.A. (i)	1	75	3	3	255	257	-	-	87,686	52,873

Related parties
Companhia Brasileira de Alumínio (ii)	3,400	3,847	-	399,725	9,493	9,064	3,434	2,423	26,005	5,614
Votorantim Cimentos S.A.	1,724	1,891	750	750	181	24	-	-	-	-
Other	206	576	309	320		680	-	-	2,350	1,956
Non-controlling interests (iii) (iv)	-	-	-	-	2,122	-	58,629	4,762	-	170,070
	5,331	6,389	1,062	400,798	12,051	10,025	62,063	7,185	116,041	230,513

Current	5,331	6,389	-	-	12,051	10,025	62,063	7,185	109,727	222,917
Non-current	-	-	1,062	400,798	-	-		-	6,314	7,596
	5,331	6,389	1,062	400,798	12,051	10,025	62,063	7,185	116,041	230,513

(i)       The compensation to VSA of an amount equivalent to the economic benefits derived from the Energy Assets was calculated based on the difference between the prevailing market rates and the cost of producing the energy consumed by the Brazilian operational entities, resulting in an additional liability of US$24,928 for the period January to September 2017 (January to September 2016: US$ 39,492). In addition, an accrual of US$ 62,733 was recorded, due to the right to retain the energy assets, as per note 1 (vi), and the energy assets compensation related to December 2016 was paid, as per note 1 (iii);

(ii)       CBA liquidated the amount related to the transaction mentioned in note 1 (i). In addition, the Company recorded a liability in the amount of US$ 81,615 due to the acquisition of Pollarix, net of the advanced amount of US$ 59,549 paid in the second quarter of 2017 to CBA (note 1 (vi));

(iii)      The responsibility of the put option that had been granted by the Company to the minority shareholders amounting US$ 170,070 was transferred to Votorantim S.A., as per note 1 (v);

(iv)      On September 19, 2017, the Board of Directors of Milpo approved a dividend payment of USD 335,000, as per note 1 (viii).

19 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

	Sales		Purchases		Financial results
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Related parties
Companhia Brasileira de Alumínio	1,240	1,156	24,989	20,391	1,012	-
Votoratim Metais S.A.	-	-	-	13	-	6,419
Votener - Votorantim Comercializadora de Energia Ltda.	-	-	8,214	6,191	-	-
Votorantim Cimentos S.A.	51	53	177	128	-	-
Other	-	-	541	385	-	-
	1,291	1,209	33,921	27,108	1,012	6,419

20 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

8                               Property, plant and equipment

										September 30, 2017	September 30, 2016
	Land and improvements	Dam and Buildings	Machinery, equipment and facilities	Vehicles	Furniture and fixtures	Assets and projects under construction	Asset retirement obligation (ARO)	Mining projects	Other	Total	Total
Balance at the beginning of the period
Cost	24,036	980,242	2,466,265	22,263	6,895	219,254	132,824	271,466	7,345	4,130,590	3,662,146
Accumulated depreciation	(257)	(435,372)	(1,485,939)	(20,440)	(4,443)	-	(96,108)	(102,828)	(6,741)	(2,152,128)	(1,778,792)
Net balance	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462	1,883,354

Acquisitions	21	-	443	-	12	127,287	-	2,858	-	130,621	114,575
Disposals	-	(56)	(2,060)	-	(121)	(6,186)	-	-	(7)	(8,430)	(878)
Depreciation	(17)	(24,098)	(103,940)	(861)	(381)	-	(4,526)	(10,110)	(71)	(144,004)	(151,190)
Reversal for asset impairment	-	-	-	-	-	-	-	-	-	-	309
Payment in lieu (note 1(i))	-	-	1,623	267	291	667	-	-	-	2,848	-
Foreign exchange	395	7,148	10,535	26	13	3,492	911	-	15	22,535	135,667
Transfers	-	6,257	42,080	1,709	78	(47,980)	-	(2,144)	-	-	-
Cash flow review and restatement of interest rates	-	-	-	-	-	-	25,877	-	-	25,877	2,513
Balance at the end of the period	24,178	534,121	929,007	2,964	2,344	296,534	58,978	159,242	541	2,007,909	1,984,350

Cost	24,459	982,608	2,411,933	21,951	6,775	296,534	160,211	242,100	7,494	4,154,065	4,094,292
Accumulated depreciation	(281)	(448,487)	(1,482,926)	(18,987)	(4,431)	-	(101,233)	(82,858)	(6,953)	(2,146,156)	(2,109,942)
Net balance at the end of the period	24,178	534,121	929,007	2,964	2,344	296,534	58,978	159,242	541	2,007,909	1,984,350

Average annual depreciation rates - %		4	8	23	10		7	8

9                               Intangible assets

							September 30, 2017	September 30, 2016
	Goodwill	Rights to use natural resources	Software	Use of public assets	Assets and projects under construction	Other	Total	Total
Balance at the beginning of the period
Cost	675,561	1,673,091	1,507	11,581	6,974	35,053	2,403,767	2,390,061
Accumulated amortization	-	(469,381)	(1,106)	(4,159)	-	(25,969)	(500,615)	(421,182)
Net balance	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152	1,968,879

Acquisitions		-	119	-	-	-	119	3
Disposals	-	-	(36)	-	-	-	(36)	-
Amortization	-	(55,531)	(225)	(298)	-	(292)	(56,346)	(56,164)
Payment in lieu (note 1(i))	-	-	705	-	-	-	705	-
Foreign exchange	138	761	17	214	-	10	1,140	4,146
Transfers	-	-	208	-	(432)	224	-	-
Balance at the end of the period	675,699	1,148,940	1,189	7,338	6,542	9,026	1,848,734	1,916,864

Cost	675,699	1,676,977	15,977	11,914	6,542	34,442	2,421,551	2,400,689
Accumulated amortization	-	(528,037)	(14,788)	(4,576)	-	(25,416)	(572,817)	(483,825)
Net balance at the end of the period	675,699	1,148,940	1,189	7,338	6,542	9,026	1,848,734	1,916,864

21 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

10                        Loans and financing

(a)                       Analysis and maturity profile

			Current		Non-current		Total		Fair value
Type	Average annual charges	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Eurobonds - USD	5.13% Fixed USD	14,528	4,054	1,032,077	341,180	1,046,605	345,234	1,093,734	342,156
Debt with banks	LIBOR 3M + 2.55% /LIBOR 6M + 2.50%	1,387	24,038	199,102	662,743	200,489	686,781	216,530	712,371
BNDES	TJLP + 2.65% / 4.69% fixed BRL / SELIC + 2.58% / UMBNDES + 2.44%	20,802	32,619	55,220	67,672	76,022	100,291	73,215	86,908
Debentures	107.50% CDI	8,473	504	33,825	3,822	42,298	4,326	42,282	4,235
Other	5,93% fixed USD	937	297	35,080	4,992	36,017	5,289	36,624	5,341
Export credit note	118.00% CDI / LIBOR 3M + 1.85%	304		31,566		31,870		32,529
FINEP	TJLP + 0.68%	705	682	2,323	2,743	3,028	3,425	2,922	3,038
FINAME	4.61% fixed BRL	417	407	1,546	1,804	1,963	2,211	1,775	1,828
		47,553	62,601	1,390,739	1,084,956	1,438,292	1,147,557	1,499,611	1,155,877

Current portion of long term loans and financing (principal)		29,766	57,137
Interest on loans and financing		17,787	5,464
		47,553	62,601

BNDES	- Brazilian National Bank for Economic and Social Development
BRL	- Brazilian Reais
FINAME	- Government Agency for Machinery and Equipment Financing
TJLP	- Long Term Interest Rate set by the Brazilian National Monetary Council, the TJLP is the basic cost of financing of the BNDES
UMBNDES	- Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At September 30, 2017, the basket was 99,58% comprised of US Dollars.
SELIC	- Brazilian System for Clearance and Custody
CDI	- Interbank Deposit Certificate
FINEP	- Funding Authority for Studies and Projects

22 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

The maturity profile of loans and financing at September 30, 2017 was as follows:

								Principal amount
	2017	2018	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	-	-	-	-	-	-	343,000	700,000	1,043,000
Debt with banks	-	-	31,111	84,444	84,444	-	-	-	199,999
Export credit note	-	-	-	31,566	-	-	-	-	31,566
BNDES	6,183	19,310	21,389	13,397	9,083	4,956	2,067	-	76,385
FINEP	174	697	697	697	697	58	-	-	3,020
FINAME	103	412	409	391	329	241	73	1	1,959
Debentures	-	8,477	8,477	8,477	8,477	8,477	-	-	42,385
Other	186	772	818	32,259	918	889	-	-	35,842
	6,646	29,668	62,901	171,231	103,948	14,621	345,140	700,001	1,434,156

						Interest accrual and costs
	2017	2018	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	15,059	(742)	(878)	(928)	(982)	(1,038)	(2,743)	(4,143)	3,605
Debt with banks	1,591	(281)	(281)	(281)	(258)	-	-	-	490
Export credit note	-	304	-	-	-	-	-	-	304
BNDES	219	(153)	(153)	(106)	(92)	(53)	(25)		(363)
FINEP	8	-	-	-	-	-	-	-	8
FINAME	4	-	-	-	-	-	-	-	4
Debentures	(8)	(4)	(32)	(26)	(9)	(8)	-	-	(87)
Other	175	-	-	-	-	-	-	-	175
	17,048	(876)	(1,344)	(1,341)	(1,341)	(1,099)	(2,768)	(4,143)	4,136

									Total
	2017	2018	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	15,059	(742)	(878)	(928)	(982)	(1,038)	340,257	695,857	1,046,605
Debt with banks	1,591	(281)	30,830	84,163	84,186	-	-	-	200,489
Export credit note	-	304	-	31,566	-	-	-	-	31,870
BNDES	6,402	19,157	21,236	13,291	8,991	4,903	2,042	-	76,022
FINEP	182	697	697	697	697	58	-	-	3,028
FINAME	107	412	409	391	329	241	73	1	1,963
Debentures	(8)	8,473	8,445	8,451	8,468	8,469	-	-	42,298
Other	361	772	818	32,259	918	889	-	-	36,017
	23,694	28,792	61,557	169,890	102,607	13,522	342,372	695,858	1,438,292
	3%	2%	4%	12%	7%	1%	24%	47%	100%

(b)                      Changes

	September 30, 2017	September 30, 2016
Balance at the beginning of the period	1,147,557	819,040
Payments	(527,157)	(164,063)
New loans and financing	800,562	145,330
Foreign exchange	557	18,549
Interest accrual	50,208	22,549
Interest paid	(33,435)	(25,202)
Balance at the end of the period	1,438,292	816,203

(c)                       Analysis by currency

	Current		Non-current		Total
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
U.S. Dollar	20,028	31,496	1,272,467	1,017,160	1,292,495	1,048,656
Real	27,052	28,170	118,272	66,954	145,324	95,124
Currency basket	473	2,935	-	842	473	3,777
	47,553	62,601	1,390,739	1,084,956	1,438,292	1,147,557

(d)                      Analysis by interest rate indicator

	Current		Non-current		Total
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Fixed rate	17,093	6,466	1,038,529	350,169	1,055,622	356,635
LIBOR	1,563	24,037	230,495	662,743	232,058	686,780
TJLP	13,694	23,078	30,589	41,632	44,283	64,710
CDI	8,777	6,042	65,390	9,087	74,167	15,129
UMBNDES	3,649	504	6,208	3,822	9,857	4,326
Selic	2,777	2,474	19,528	17,503	22,305	19,977
	47,553	62,601	1,390,739	1,084,956	1,438,292	1,147,557

23 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(e)                       Guarantees and covenants

At September 30, 2017, US$ 1,057,002 (December 31, 2016 – US$ 780,579) of the loans were guaranteed by sureties, US$ 1,963 (December 31, 2016 – US$ 2,211) by fiduciary liens and the total amount of debentures is insured by a real collateral.

Certain borrowing agreements are subject to compliance with semiannual financial ratio rules (covenants) by the Company and its Controlling Shareholder such as: (i) the gearing ratio: (net debt/adjusted EBITDA); (ii) the capitalization ratio: total debt/(total debt + equity) or equity/total assets ; and (iii) interest coverage ratio: (cash + adjusted EBITDA)/(interest + short term debt). When applicable, these compliance obligations are standardized for all borrowing agreements.

At September 30, 2017, the Company and its Controlling Shareholder were in compliance with all applicable covenants.

(f)                          New loans and financing

On April 28, 2017, the Company issued a US$ 700,000 ten-year bond. See note 1 (ii) for more details.

24 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

11                        Current and deferred taxes on income

(a)                       Reconciliation of taxes on income expenses

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Profit before taxation	121,518	60,753	209,136	260,032
Standard rate	27.00%	29.22%	27.00%	29.22%

Income tax at standard rates	(32,810)	(17,752)	(56,467)	(75,981)
Share in the results of investees	-	-	(3)	(46)
Difference in tax rate for subsidiaries outside Luxembourg	(6,073)	713	(7,078)	(3,036)
Other permanent exclusions, net	(1,646)	4,662	(4,300)	6,542
Income tax	(40,529)	(12,377)	(67,848)	(72,521)

Current	(25,369)	(19,669)	(64,908)	(50,736)
Deferred	(15,160)	7,292	(2,940)	(21,785)
Income tax on the income statement	(40,529)	(12,377)	(67,848)	(72,521)

(i)                           The combined applicable income tax rate (including an unemployment fund contribution) was 29.22% for the fiscal year ending 2016. On December 14, 2016, the Luxembourg government approved bill of law 7020, in the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change announced was the decrease of the income tax rate to 27.00% in 2017 and to 26.0% from 2018 onwards.

(b)                      Analysis of deferred tax balances

	September 30, 2017	December 31, 2016
Tax credits on income tax losses	111,136	102,555
Tax credits on temporary diferences
Foreign exchange losses	66,526	84,536
Environmental liabilities	34,086	27,206
Asset retirement obligation	24,037	22,085
Tax, civil and labor provisions	13,263	16,904
Other provisions	14,810	13,792
Provision for inventory losses	4,770	6,322
Use of public assets	4,313	5,202
Provision for profit sharing	6,146	4,305
Provision for impairment of trade receivables	793	743
Other	1,681	1,863

Tax debits on temporary diferences
Adjustment to present value	(1,306)	(1,269)
Capitalized interest	(10,033)	(7,184)
Accelerated depreciation and adjustment of useful lives	(30,343)	(20,748)
Depreciation and amortization of fair value adjustment to PP&E and intangible assets	(346,438)	(363,604)
Other	(1,162)	(12)
	(107,721)	(107,304)

Net deferred tax assets related to the same legal entity	219,117	221,304
Net deferred tax liabilities related to the same legal entity	(326,838)	(328,608)
	(107,721)	(107,304)

25 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

12       Provisions

(a)      The composition and changes of the provisions are as follows:

						September 30, 2017		September 30, 2016
					Judicial provisions
	Asset Retirement Obligation (i)	Environmental Obligation (i)	Tax (ii)	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the period	159,117	80,016	26,299	11,773	15,415	4,259	296,879	197,359
Present value adjustment	5,184	3,808	-	-	-	-	8,992	5,659
Additions	-	16,843	3,677	8,884	126	4,618	34,148	13,542
Reversals	(5,769)	-	(14,369)	(8,944)	(2,469)	(3,750)	(35,301)	(5,716)
Judicial deposits, net of write-off	-	-	(71)	3,627	(754)	-	2,802	(702)
Write-off	(3,916)	(2,986)	(1,342)	(2,510)	(101)	(548)	(11,403)	(6,680)
Interest and indexation	-	-	3,883	739	177	86	4,885	5,454
Foreign exchange	2,014	2,571	360	293	76	18	5,332	14,800
Companies excluded from the consolidation	(1,022)	-	-	-	-	-	(1,022)	-
Cash flow and interest rate review	25,877	-	-	-	-	-	25,877	-
Balance at the end of the period	181,485	100,252	18,437	13,862	12,470	4,683	331,189	223,716
Current	-	19,503	-	-	-	-	19,503	-
Non-current	181,485	80,749	18,437	13,862	12,470	4,683	311,686	223,716
	181,485	100,252	18,437	13,862	12,470	4,683	331,189	223,716

(i)         In 2017, the Company conducted an update of its decommissioning plans, including potential environmental obligations. As a result of this study, which included the review of the timing of estimated disbursements, the Company recorded an additional environmental provision of US$ 16.8 million, net of present value adjustment amounting US$ 1.4 million, and an increase in decommissioning of US$ 25.9 million in 2017 for its mining operations.

(ii)        The reversal of the tax provision in the amount of US$ 14.4 million during the nine month period ended September 30, 2017 relates to a favorable pronouncement for the exclusion of ICMS (tax levied over the sale of goods) from the calculation basis of PIS and COFINS (taxes levied over revenues).

(b)      Tax, civil, labor and environmental provisions

	September 30, 2017				December 31, 2016
	Judicial deposits	Provisions	Net amount	Outstanding judicial deposits (i)	Judicial deposits	Provisions	Net amount	Outstanding judicial deposits (i)
Tax	(2,367)	20,804	18,437	5,879	(2,232)	28,531	26,299	5,158
Labor	(4,727)	18,589	13,862	7,705	(8,116)	19,889	11,773	8,994
Civil	(756)	13,226	12,470	15	(3)	15,418	15,415	8
Environmental	-	4,683	4,683	384	-	4,259	4,259	-
	(7,850)	57,302	49,452	13,983	(10,351)	68,097	57,746	14,160

(i)         The Company has deposited with the courts the above amounts relating to proceedings classified by the Company, and supported by its legal advisors as having a possible or remote possibility of loss, therefore, not being subject to provisions.

(c)       Litigation with likelihood of loss considered as possible

The Company and its subsidiaries are parties to other litigation involving a risk of possible loss, for which no provision is recorded, as detailed below:

	September 30, 2017	December 31, 2016
Tax	109,052	94,076
Labor	43,382	55,278
Civil	28,846	28,185
Environmental	138,455	130,549
	319,735	308,088

26 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

13        Equity

(a)       Accumulated other comprehensive income (loss)

The Company recognizes in other comprehensive income the effects of foreign exchange gains/losses on direct and indirect investments abroad.

This account also includes: fair value gains/losses on derivatives designated to mitigate risks related to foreign exchange, commodity prices and interest rates (hedge accounting), and actuarial gains and losses on pension plans.

The changes in the accumulated other comprehensive income are as follows:

	Currency translation of foreign subsidiaries	Remeasurements with retirement benefits	Hedge accounting	Total
At January 1, 2016	(119,460)	3,327	6,276	(109,857)
Currency translation of foreign subsidiaries	33,493	-	-	33,493
Operating cash flow hedge accounting	-	-	(22,789)	(22,789)
At September 30, 2016	(85,967)	3,327	(16,513)	(99,153)

At January 1, 2017	(89,087)	3,327	(17,170)	(102,930)
Currency translation of foreign subsidiaries	(10,449)	-	-	(10,449)
Operating cash flow hedge accounting	-	-	10,742	10,742
At September 30, 2017	(99,536)	3,327	(6,428)	(102,637)

(b)      Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the shareholders of NEXA by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, for a total of 1,278,595,552 shares.

Basic

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Profit attributable to the Company’s Shareholders	80,989	48,376	141,288	187,511
Weighted average number of outstanding common shares (thousands)	112,821	112,821	112,821	70,163
Earnings per share in US Dollars	0.72	0.43	1.25	2.67

Diluted

Basic and diluted earnings per share are considered the same, once there is no dilution effect.

27 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

14        Net revenue from products sold

Composition of net revenue

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Gross revenue	692,862	601,478	1,918,699	1,588,413
Taxes on sales and returns	(67,057)	(78,564)	(205,916)	(201,964)
Net revenue	625,805	522,914	1,712,783	1,386,449

15       Expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Raw materials and consumables used	293,582	231,280	796,549	642,715
Employee benefit expenses	68,248	66,186	203,225	168,906
Depreciation, amortization	65,160	71,240	200,350	207,354
Freight costs	18,898	19,479	55,028	58,027
Services, miscellaneous	43,184	27,579	105,125	64,386
Other expenses	62	7,599	13,142	22,765
	489,134	423,363	1,373,419	1,164,153

Reconciliation
Cost of products sold	429,650	363,544	1,198,468	1,013,303
Selling expenses	22,450	23,967	64,691	68,137
General and administrative expenses	37,034	35,852	110,260	82,713
	489,134	423,363	1,373,419	1,164,153

16       Other operating expenses, net

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Environmental and asset retirement obligations	(1,365)	-	(12,766)	-
Mining obligations	(6,848)	(3,243)	(9,075)	(7,559)
Project expenses	(22,593)	(12,025)	(51,765)	(24,442)
Net operating hedge loss	(6,231)	(13,820)	(11,955)	(28,325)
Loss on sale of property, plant & equipment and intangibles assets	(2,602)	(373)	(3,314)	(738)
Gain (loss) on sale of investment	(394)	(21)	4,588	388
Provisions	-	3,416	-	3,232
Other operating income (expenses), net	(1,281)	8,858	(5,788)	5,047
	(41,314)	(17,208)	(90,075)	(52,397)

17       Net financial results

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Finance income
Gains on financial investments	3,618	3,641	15,868	9,423
Interest on loans with related parties (note 7)	-	2,057	1,012	6,419
Monetary adjustment of assets	329	274	2,179	1,140
Interest on financial assets	253	943	3,678	2,231
Other finance income	24	508	2,361	995
	4,224	7,423	25,098	20,208

Finance costs
Interest on loans and financing	(22,100)	(9,238)	(50,208)	(27,392)
Interest on deferred revenue	(1,989)	-	(6,196)	-
Monetary adjustment of provisions	(831)	(3,794)	(4,602)	(7,357)
Charges on discounting of trade bills	(1,665)	(1,415)	(4,383)	(4,263)
Present value adjustment	(2,695)	(1,063)	(6,243)	(3,273)
Other finance costs	(377)	(3,352)	(9,458)	(11,258)
	(29,657)	(18,862)	(81,090)	(53,543)

Foreign exchange gains (losses), net	51,200	(10,151)	15,849	123,626
Finance results, net	25,767	(21,590)	(40,143)	90,291

28 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

18        Information by business segment and geographic area

Nexa implemented several decisions to reinforce the strategic positioning in two core business segments—Mining and Smelting. The reportable segments are align according to the product type and operation.

The Mining division consists of five operating units that includes mineral exploration activities and the production of zinc concentrates, copper concentrates and lead concentrates, where due to concentrate benchmark pricing criteria, revenues from the mining business can also be inferred in terms of the contents of zinc, copper, lead, silver and gold. Our mining operations in Peru are conducted by our subsidiary Milpo and in Brazil by our subsidiary VMZ.

The Smelting division consists in three operating units that include facilities that recover and refine zinc metal out of feed materials such as zinc concentrates or secondary feed materials. In this process, the segment produces metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid. Smelting operations in Peru are conducted by our subsidiary CJM and in Brazil by our subsidiary VMZ.

Nexa also has a corporate headquarters, which is not a separate operating unit and is not considered as a business segment, but is included in our reconciliation allocated in the reportable segments.

Each of the two segments has a specific Director who reports directly to the Chief Executive Officer (CEO). The CEO has final authority over resource allocation decisions and performance assessment. Consequently, the CEO has been identified as the chief operational decision maker (CODM).

The CODM monitors the operational results of the business segments separately, in order to be able to make decisions on resources allocation and to performance assessment. Segment performance is measured based on adjusted EBITDA year to date, which may be measured differently from the EBITDA presented in note 5 (a). Financial results and taxes on income are managed within the corporate level and are not allocated to operating segments.

For financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’, and the information presented to the Board of Directors and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment.

For VMZ results from operations reflect that zinc concentrates produced in the Vazante and Morro Agudo mines in Brazil are transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded on Três Marias smelter. In order to evaluate the performance of our mining and smelting segment, the Company prepares an internal calculation based on transfer-pricing adjustments according on an arm’s length principle basis and benchmark.

29 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

(a)                       Revenue

	Three-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	122,844	499,105	-	3,856	625,805
Intersegment (sales or transfer)	184,000	-	(184,000)	-	-
Net revenue from products sold	306,844	499,105	(184,000)	3,856.00	625,805

Cost of products sold	(142,711)	(447,288)	184,000	(23,651)	(429,650)
Gross Profit	164,133	51,817	-	(19,795)	196,155

	Three-month period ended September 30, 2016
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	122,142	400,568	-	204	522,914
Intersegment (sales or transfer)	140,616	-	(140,616)	-	-
Net revenue from products sold	262,758	400,568	(140,616)	204	522,914

Cost of products sold	(145,199)	(332,253)	140,616	(26,708)	(363,544)
Gross Profit	117,559	68,315	-	(26,504)	159,370

	Nine-month period ended September 30, 2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	317,150	1,387,748	-	7,885	1,712,783
Intersegment (sales or transfer)	521,356	-	(521,356)	-	-
Net revenue from products sold	838,506	1,387,748	(521,356)	7,885	1,712,783

Cost of products sold	(428,060)	(1,208,750)	521,356	(83,014)	(1,198,468)
Gross Profit	410,446	178,998	-	(75,129)	514,315

	Nine-month period ended September 30, 2016
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	328,366	1,057,394	-	689	1,386,449
Intersegment (sales or transfer)	342,219	-	(342,219)	-	-
Net revenue from products sold	670,585	1,057,394	(342,219)	689	1,386,449

Cost of products sold	(400,017)	(887,345)	342,219	(68,160)	(1,013,303)
Gross Profit	270,568	170,049	-	(67,471)	373,146

(i) The column “Adjustment” represents the residual component of revenue from external customers and cost of products sold either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues sales of concentrate executed from the smelting segment, purchase price allocation amortization of the fair value adjustments which were recognized upon the acquisition of Milpo, and other variable payments related to production performance results, fair value hedge from other operating expenses.

The table below shows the composition of the revenue from external customer adjustments according to their nature:

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Sales of concentrate from smelting segment	3,546	728	8,002	1,246
Other	310	(524)	(117)	(557)
Total Adjustment on revenue from external customer	3,856	204	7,885	689

The table below shows the composition of the cost of products sold adjustments according to their nature:

30 of 32

Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cost of concentrate sold by smelting segment	(3,037)	701	(6,066)	349
Variable payments - Production performance	(8,228)	(9,922)	(19,784)	(24,222)
Amortization of purchase price allocation of Milpo	(19,397)	(19,396)	(58,190)	(58,189)
Fair Value Hedge	6,349	5,675	(5,194)	15,968
Other	662	(3,765)	6,219	(2,066)
Total Adjustment on revenue from external customer	(23,650)	(26,708)	(83,014)	(68,160)

(b)                      Adjusted EBITDA

The Directors and CEO evaluates the performance of the operating segments based on adjusted EBITDA. The presentation of adjusted EBITDA and its reconciliation to net income are as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Mining	127,523	108,180	338,550	251,260
Smelting	40,860	43,675	121,232	127,147
Other (i)	(7,078)	1,748	(14,731)	(1,851)
Adjusted EBITDA	161,305	153,603	445,051	376,556

Extraordinary items:
Gains on sales of investments	(394)	(20)	4,588	388
Impairment of other assets	-	-	-	-
(Reversal) Impairment - property, plant, equipment	-	-	-	309
EBITDA	160,911	153,583	449,639	377,253

Results of investees	-	-	(10)	(158)
Depreciation, amortization and depletion	(65,160)	(71,240)	(200,350)	(207,354)
Net financial results	25,767	(21,590)	(40,143)	90,291
Taxes on income	(40,529)	(12,377)	(67,848)	(72,521)
Profit (loss) for the year	80,989	48,376	141,288	187,511

(i) The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

(c)                       Information by geographic area

Nexa has its operations located in Brazil and Peru with trading activities in Luxembourg and Austria. The revenue by geographical areas is determined by the location of our customers and is presented as follows:

	Three-month period ended		Nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Peru	180,061	158,159	467,746	424,322
Brazil	179,896	154,805	512,823	405,195
Other	265,848	209,950	732,214	556,932
	625,805	522,914	1,712,783	1,386,449

The following tables shows the Company net revenue and cost of products sold by origin of the Company products, considering the allocation of our trading entities revenues and costs to Brazil and Peru, as applicable, net of the elimination of intersegment operations between our subsidiaries.

	Three-month period ended September 30, 2017
	Net Revenue from products sold	Cost of products sold	Gross Profit
Brazil	267,997	(198,082)	69,915
Peru	357,808	(231,568)	126,240
Total	625,805	(429,650)	196,155

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Nexa Resources S.A.

Notes to the condensed consolidated unaudited interim financial statements at September 30, 2017

All amounts in thousands of dollars, unless otherwise stated

	Three-month period ended September 30, 2016
	Net Revenue from products sold	Cost of products sold	Gross Profit
Brazil	200,655	(129,622)	71,033
Peru	320,673	(232,381)	88,292
Other (i)	1,586	(1,541)	45
Total	522,914	(363,544)	159,370

	Nine-month period ended September 30, 2017
	Net Revenue from products sold	Cost of products sold	Gross Profit
Brazil	727,899	(485,804)	242,095
Peru	984,884	(712,664)	272,220
Total	1,712,783	(1,198,468)	514,315

	Nine-month period ended September 30, 2016
	Net Revenue from products sold	Cost of products sold	Gross Profit
Brazil	526,484	(350,092)	176,392
Peru	858,379	(661,670)	196,709
Other (i)	1,586	(1,541)	45
Total	1,386,449	(1,013,303)	373,146

(i) The line item “Holding” refers purely from trading activities, as such, could not be allocated in a specific operating region.

On September 30, 2017 the total of property, plant and equipment and intangibles located in Brazil represents the total amount of US$ 1,025,263 (December 31, 2016—US$ 851,465), in Peru represents the total amount of US$ 2,829,700 (December 31, 2016—US$ 3,025,199). The total amount located in other countries is US$ 1,680 (December 31, 2016—US$ 2,322).

19                        Subsequent events

(a)                       Share premium

On October 6, 2017, the Company approved in extraordinary general meeting, the conversion of US$ 428,596 of share capital into share premium.

On October 20, 2017, the Company has paid US$ 150,000 of share premium to its shareholders, proportional with their participations.

(b)                      Initial public Offering

On October 27, 2017, the Company announced the pricing of its initial public offering and began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”.

On October 31, 2017, the Company announced the closing of its initial public offering of 35,650,000 of the Company’s common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by VSA including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares.

(c)                       Capital increase

On October 24, 2017, the Company approved a capital increase of US$ 118,000 in its subsidiary VMZ.

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